MINTZ LEVIN Daniel H. Follansbee | 617 348 4474 | dhfollansbee@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

July 3, 2013
VIA EDGAR SUBMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Tabatha Akins
Re:    QIAGEN N.V.
Form 20-F for the Year Ended December 31, 2012
Filed on March 4, 2013
File Number: 000-28564
Ladies and Gentlemen:

On behalf of QIAGEN N.V. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) this letter in response to comments contained in the letter dated June 19, 2013 from Jim B. Rosenberg of the Staff (the “Staff”) of the Commission to Roland Sackers, the Company’s Chief Financial Officer. The Company has begun the process necessary to furnish the Staff with a response to its comment, but requires additional time to coordinate the needed input and analysis of various sources, including the Company’s audit committee, senior management, legal counsel and certain other employees, to finalize its response.

The Comment Letter requests that the Company respond to the comment by Wednesday, July 3, 2013 or tell the Staff the date by when the Company will provide its response. Based on a telephone conversation that we had with Tabatha Akins on July 2, 2013, we hereby respectfully request on behalf of the Company an extension for the Company’s response until Friday, July 12, 2013. Of course, if you have any questions regarding this letter, kindly contact the undersigned at 617-348-4474. We appreciate the Staff’s consideration of this request.

Very truly yours,

/s/ Daniel H. Follansbee

Daniel H. Follansbee

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
BOSTON | LONDON | LOS ANGELES | NEW YORK | SAN DIEGO | SAN FRANCISCO | STAMFORD | WASHINGTON

Securities and Exchange Commission
July 3, 2013

cc: Securities and Exchange Commission
Jim B. Rosenberg
Mary Mast
QIAGEN N.V.
Roland Sackers, Chief Financial Officer
Susan Stefanelli, Senior Director SEC Reporting
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Jonathan L. Kravetz, Esq.